March 29, 2013

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Andrew D. Mew

	Re:	Pier 1 Imports, Inc.
Form 10-K for the Fiscal Year Ended February 25, 2012
Filed April 25, 2012
Response Letter dated March 22, 2013
File No. 1-07832

Ladies and Gentlemen:

On behalf of Pier 1 Imports, Inc. (the "Company"), the following is a response to the additional comment of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") received by letter dated March 26, 2013.  The additional comment is related to the Company’s response letters dated March 4, 2013 and March 22, 2013 in response to the original letter dated February 19, 2013 from the Staff with respect to the Form 10-K for the fiscal year ended February 25, 2012 filed on April 25, 2012.  The Staff's comment and the Company's response thereto are set forth below.

Form 10-K for the Fiscal Year Ended February 25, 2012

Item 8. Financial Statements and Supplementary Data, page 32

Note 7 – Matters Concerning Stockholders’ Equity, page 47

Restricted Stock Grants, page 49

1.
We read your response to comment 1 and your statement, “[G]iven the Compensation Committee and Board of Director approvals noted above, the act of “formally granting” each award through an authorized officer of the Company on an annual basis is perfunctory (i.e., the completion of the award documentation).”  It is not evident that the act of “formally granting” each award through an authorized officer on an annual basis is perfunctory and is not otherwise one of the approvals required as set forth in ASC 718-10-20.  Please tell us if all approvals in accordance with your relevant corporate governance requirements existed at December 15, 2009.  If not, and the authorized officer formally granting each award annually is also required, please quantify for us the effect on your financial statements assuming you utilized the actual date of grant instead of December 15, 2009, or the date the employment agreement was executed.  We may have further comment.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 29, 2013

Response
All necessary approvals required by the Company’s relevant corporate governance documents were obtained on December 15, 2009.  On that date, the Company became obligated to issue the restricted stock awards to its employee, the CEO, subject only to his being an employee of the Company at the designated times pursuant to the employment agreement.  The restricted stock awards were not subject to any further approval by the Board of Directors, the Board’s Compensation Committee, or Company management subsequent to December 15, 2009.  Furthermore, at no time was management approval required under any of the Company’s corporate governance documents with respect to these awards.

On December 15, 2009 the Compensation Committee approved and recommended to the full Board of Directors, and the Board of Directors subsequently (but on the same day) approved, the employment agreement, the associated restricted stock awards, and the forms of restricted stock award agreements.  The Board approval authorized the Company’s officers, other than the CEO, to enter into the restricted stock award agreements subject to the satisfaction of the conditions in the employment agreement that the CEO be an employee of the Company at the designated times pursuant to the employment agreement.  Thus, the Company was bound to issue the awards in accordance with the employment agreement without any further approvals.

As noted, the approvals obtained on December 15, 2009 from the Company’s Compensation Committee and Board of Directors included the approval of the forms of the restricted stock award agreements (the restricted stock award agreements are the “award documentation” referenced in the Company’s letter dated March 22, 2013 and referenced in the Staff’s question above).  All of the terms and conditions of the time-based restricted stock award agreements were approved and established on December 15, 2009.  The Company’s authorized officers had no authority to deviate from those approved terms and conditions or to alter the agreed forms of restricted stock award agreements.  Accordingly, the signing of the restricted stock award agreements by an authorized officer was solely a formality (or perfunctory).

The Company believes it would have been inappropriate to commit the Company contractually to the terms of the restricted stock awards, while at the same time delaying the recognition of expense until the individual award agreements were signed because all the terms of the restricted stock awards were known and completely approved as of December 15, 2009, and the Company became obligated to issue the restricted stock awards.  The delivery of the actual signed restricted stock award agreements did not change the Company’s obligations nor the CEO’s rights with respect to the awards.

As we believe the Company and the Staff would like to resolve this comment as quickly as possible, if members of the Staff have further questions concerning our response, we request a conference call among the Company’s representatives, the Company’s independent auditors, and the SEC staff to expedite the matter.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 29, 2013

*******

We acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response.  Please contact Darla Ramirez at 817-252-8489 if you have any questions regarding our response.

Sincerely,
Pier 1 Imports, Inc.

By:	/s/ Charles H. Turner
Charles H. Turner, Senior Executive Vice President and
Chief Financial Officer